Exhibit 21.01

Kenneth Cole Productions, Inc.
Affiliate Group Members
Subsidiaries at: 12/31/2010	Location of incorporation
Cole Caribbean, Inc.	Puerto Rico
Cole Tyson, Inc.	Virginia
IP Holdings Amsterdam, B.V.	Netherlands
KCP Consulting (Dongguan), Co. Ltd.	China
Kenneth Cole Asia, Inc.	Delaware
Kenneth Cole Canada, Inc.	Canada
Kenneth Cole Consumer Direct, LLC	Virginia
Kenneth Cole International Services, LLC	Delaware
Kenneth Cole Productions, (LIC), LLC.	Delaware
Kenneth Cole Productions, Inc.	New York
Kenth, Ltd.	Hong Kong
Le Tigre Consumer Direct, Inc.	Delaware
Le Tigre Financial, Inc.	Virginia
Riviera Holding, LLC	Delaware